Exhibit 99.5

Media release

Coal & Allied recommends improved proposal

26 August 2011

Rio Tinto Limited (“Rio Tinto”) (ASX: RIO) and Mitsubishi Development Pty Ltd (“Mitsubishi Development”) note the announcement by Coal & Allied Industries Limited (“Coal & Allied”) (ASX: CNA) that it has executed a Scheme Implementation Agreement with a bid vehicle jointly owned by Rio Tinto and Mitsubishi Development, a wholly-owned subsidiary of Mitsubishi Corporation (TSE: 8058; LSE: MBC). It is proposed that Rio Tinto and Mitsubishi Development, via the jointly owned bid vehicle, will acquire all of the shares in Coal & Allied that they do not currently own under a Scheme of Arrangement (“Scheme”).

The committee of Coal & Allied directors formed to consider the initial proposal from Rio Tinto unanimously recommends that Coal & Allied shareholders vote in favour of the proposed Scheme, subject to an independent expert concluding that the Scheme is in the best interests of Coal & Allied minority shareholders and there being no superior proposal.

Under the proposed Scheme, Coal & Allied shareholders will receive cash consideration of A$125 per share, a A$3 increase when compared to consideration of A$122 per share announced on 8 August 2011.

If the Scheme is approved by Coal & Allied shareholders, and subject to Coal & Allied obtaining a ruling from the Australian Taxation Office, Coal & Allied will announce a fully franked special dividend of A$8 per share. To the extent that any special dividend is paid, the consideration paid by the bid vehicle, Hunter Valley Resources Pty Ltd (“Hunter Valley Resources”) to Coal & Allied shareholders will be reduced accordingly. The special dividend is expected to be funded from existing Coal & Allied cash resources and/or from loans from Rio Tinto, Mitsubishi Development and Hunter Valley Resources.

The cash consideration of A$125 per share represents a:

•	39 per cent premium to Coal & Allied’s closing share price on 5 August 2011, which was the last trading day before Rio Tinto’s initial approach to Coal & Allied on 6 August 2011[1]; and

•	25 per cent premium to the one month volume weighted average price of Coal & Allied shares as at 5 August 2011[1]

Implementation

If the Scheme is successful, the aggregate direct and indirect interests in Coal & Allied held by Rio Tinto and Mitsubishi Development will increase to 80 per cent and 20 per cent respectively. Rio Tinto currently owns 75.7 per cent of Coal & Allied and Mitsubishi Development currently owns 10.2 per cent of Coal & Allied.

Rio Tinto, Mitsubishi Development and Hunter Valley Resources have entered into a Framework Agreement to govern their conduct in relation to the Scheme, and a Shareholders Agreement to govern the ongoing operation and management of Coal & Allied following implementation of the Scheme. Copies of these agreements will be lodged with the Australian Securities Exchange today.

[1]	The cum-dividend closing share price and one month volume weighted average price have been adjusted for the A$1.20 per share interim dividend paid on 26 August 2011.

Rio Tinto is registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Given that Rio Tinto and Mitsubishi Development in aggregate hold more than 20 per cent of Coal & Allied, in accordance with the requirements of the Corporations Act 2001 (Cth), Coal & Allied shareholders (other than Rio Tinto and Mitsubishi Development and their respective subsidiaries) will need to vote to approve the relevant joint bid arrangements between Rio Tinto, Mitsubishi Development and Hunter Valley Resources and their respective related bodies corporate (“Coal & Allied Shareholder Approval”) before the Scheme can proceed. An extraordinary general meeting (“EGM”) to obtain this approval is expected to be held immediately prior to the Coal & Allied shareholders meeting at which the Scheme will be voted upon.

Conditions

The Scheme is subject to a number of conditions including:

•	Coal & Allied shareholder approvals

•	no regulatory action in relation to the Scheme

•	receipt of regulatory approvals

•	Foreign Investment Review Board approval

•	no material adverse change occurring

•	no prescribed occurrences

Details of the conditions are set out in the Scheme Implementation Agreement contained in the Appendix.

Next steps

The Scheme documentation is scheduled to be lodged with ASIC and sent to shareholders in October 2011. The EGM and the Scheme meeting are expected to be held in late November 2011, with the Scheme becoming effective in early December 2011.

Advisers

Macquarie Capital is acting as sole financial adviser to Rio Tinto, Mitsubishi Development and Hunter Valley Resources. Allens Arthur Robinson is acting as legal adviser to Rio Tinto. Blake Dawson is acting as legal adviser to Mitsubishi Development.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Mitsubishi Development

Mitsubishi Development is a wholly owned subsidiary of Japan’s largest general trading company, Mitsubishi Corporation, which is listed on the Tokyo, Osaka, Nagoya and London Stock Exchanges. It was established in 1968 and now has offices in Sydney, Brisbane and Perth.

Mitsubishi Development is engaged in resource equity management with a focus on iron ore, metallurgical coal, thermal coal and uranium investments in Australia. Mitsubishi Development also provides specialist resources services to Mitsubishi Corporation’s Metals Group in respect of its global resources business development activities and investment portfolio.

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For further information, please contact:

RIO TINTO

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

MITSUBISHI CORPORATION (on behalf of MITSUBISHI DEVELOPMENT)

Corporate Communications

Shunsuke Nanami

Phone: +81 3 3210 3917

Email: shunsuke.nanami@mitsubishicorp.com

Website:         www.mitsubishicorp.com